MARTIN SNOW, LLP

ATTORNEYS AT LAW

240 THIRD STREET

POST OFFICE BOX 1606

MACON, GEORGIA 31202-1606

TELEPHONE 478/749-1700

TELECOPIER 478/743-4204

WRITER’S DIRECT DIAL : 478/749-1709

E-MAIL: mnwhite@martinsnow.com

WENDELL L. BOWDEN

EDWARD J. HARRELL

JOHN C. EDWARDS

J. KENNETH WALKER

ROBERT R. GUNN, II

JOHN T. McGOLDRICK, JR.

CUBBEDGE SNOW, III

WILLIAM H. LARSEN

JOHN C. DANIEL, III

T. BARON GIBSON, II

CRAWFORD B. EDWARDS, JR.

MICHAEL M. SMITH

LISA M. EDWARDS

BLAIR K. CLEVELAND

THOMAS PETER ALLEN III

K. AMBER DUFF

MICHAEL N. WHITE

H. DAVID BULLARD

RICHARD A. EPPS, JR.

ROSS S. SCHELL

J. SLADE EDWARDS

JENNY S. MARTIN

OF COUNSEL

REMER C. DANIEL

EDWARD L. LONG, JR.

EMERITUS

T. BALDWIN MARTIN, JR.

CUBBEDGE SNOW, JR.

November 23, 2004

VIA FEDERAL EXPRESS

Mr. Michael Pressman

Division of Corporation Finance

U. S. Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0303

RE:	West Metro Financial Corporation, Inc.
Schedule 13E-3, File No. 5-80090 and Preliminary Schedule 14A, as amended, File No. 333-67494

Dear Mr. Pressman:

Enclosed please find Amendment No. 1 to Schedule 13E-3 and Amendment No. 2 to Preliminary Schedule 14A of West Metro Financial Services, Inc. which includes revisions in response to your comment letter dated November 9, 2004. I have enclosed a “black-lined” version for your use to review the changes in addition to the “R” tagged and “clean” copies filed on the Edgar system. The following is a brief description and explanation of the revisions corresponding to each of the numbered comments in your letter.

SCHEDULE 13E-3

1.	The Filing Persons listed on page 18 of the proxy statement have been added to the cover and signature pages of the Schedule 13E-3.

2.	ITEM 13. Management has reviewed the requirements for disclosure of a ratio of earnings to fixed charges and has determined that disclosure is not required because the Company does not have any “fixed charges” within the meaning of Item 503(d) of Regulation S-K. The book value per share as of the most recent balance sheet presented has been provided as requested.

Page Two

Mr. Michael Pressman

November 23, 2004

SCHEDULE 14A

3.	The proxy statement has been revised to indicate “preliminary copies” on: (i) cover letter to stockholders, (ii) notice of meeting, (iii) proxy statement cover page; and (iv) the proxy card.

4.	SUMMARY TERM SHEET. The Summary Term Sheet has been revised to bullet-point format to comply with the requirements of Item 1001 of Regulation M-A and its corresponding instructions.

5.	Conditions to Completion of the Merger, page 2. The condition listed in bullet-point three has been reconciled with the disclosure on page 54. No determination nor agreement has been discussed or reached by Westo Metro or Newco regarding the waiver or non-waiver in the event this condition occurs.

6.	Appraisal Rights of Stockholders, page 3. The requested clarifications have been made on pages 3, 6 and 38.

7.	Recommendation of the West Metro Board and Determination of Fairness, page 4. Page 4 of the proxy statement has been revised to include the Fairness Determination of Filing Persons to the unaffiliated shareholders. In addition, the proxy statement has been revised throughout to separately address fairness to each group of unaffiliated shareholders – those receiving cash and those retaining their shares, with procedural and substantive fairness discussed. See pages 4, 13, 15, 16, 17, 18 and 19.

8.	Do I have any rights to avoid participating in the merger, page 6. The requested clarification has been made on pages 6 and 18.

9.	Background to Merger, page 11. The estimated costs of undertaking the alternative methods of going private have been included on pages 10 and 11, to the extent such costs could be described or approximated.

10.	Please see the expanded discussion of the background of the merger on pages 11 through 13.

11.	Please see the revision in the third paragraph on page 12. Also, please see supplementary filing regarding this comment.

Page Three

Mr. Michael Pressman

November 23, 2004

12.	Purpose and Reasons for the Split Transaction, page 13. Please see revisions on page 14, 15 and 31 for a further explanation regarding the merger cost and estimated savings anticipated by West Metro and the consideration of these factors by the board.

13.	Recommendation of the Board of Directors; Fairness of the Merger Proposal, page 15. Please see the company’s going concern value quantified on page 17 and page 18 for liquidation value and explanation thereof.

14.	Please see the revisions on pages 15, 16, 17 and 18 regarding the factors supporting the board’s fairness determination to shareholders owning more than 450 shares.

15.	Opinion of the Financial Advisor, page 18. Please see revisions on page 21 for the financial forecasts provided by management and all material assumptions underlying the projections.

16.	Effects of the Merger, page 28. Please see revisions on pages 30 and 51.

17.	Material Tax Consequences, page 34. Please see revisions on page 36 and 38 regarding the material tax consequences to each Filing Person and West Metro itself.

18.	Statements Regarding Forward-Looking Information, page 39. Please see page 41 for the requested clarification.

19.	Solicitations of Proxies and Expenses, page 46. Please see page 48 for the requested clarification regarding Internet solicitations. In addition, West Metro and the Filing Persons confirm their understanding that any and all written solicitation materials, including scripts to be used in soliciting proxies over the phone and email correspondence must be filed under the cover of Schedule 14A. No such materials exist or are planned to be used in this transaction.

20.	Documents Incorporated by Reference, page 55. Please see the requested revision on page 57.

Closing Information. Enclosed please find a Statement of Acknowledgment from West Metro as requested.

Page Four

Mr. Michael Pressman

November 23, 2004

If there is any further questions or necessary documentation, please contact me at (478) 749-1709 or the email address listed above.

Sincerely,

/s/ Michael N. White
MICHAEL N. WHITE Attorney for West Metro Financial Services, Inc.

MNW:ps

STATEMENT OF ACKNOWLEDGMENT

OF WEST METRO FINANCIAL SERVICES, INC.

AND WEST METRO FACILITATION, INC.

The undersigned, West Metro Financial Services, Inc. and West Metro Facilitation, Inc. (hereinafter collectively the “Company”) hereby acknowledges to the United States Securities and Exchange Commission in connection with the filing of their Schedule 13E-3 and Schedule 14A, and all amendments thereto, the following:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WEST METRO FINANCIAL SERVICES, INC.

By:	/s/ J. Michael Womble
J. Michael Womble, President and Chief Executive Officer

WEST METRO FACILITATION, INC.

By:	/s/ J. Michael Womble
J. Michael Womble, President